CONSENT OF PETER MONTANO
I consent to the inclusion in the Management’s Discussion and Analysis of B2Gold Corp. (the “Company”) for the quarter ended September 30, 2017 (the “MD&A”), of references to my name with respect to the disclosure of the scientific and technical information regarding the Company’s properties which I have approved in the MD&A (the “Technical Information”).
I also consent to the incorporation by reference in the Company’s (i) Registration Statement on Form F-10 (No. 333-208506), as amended, and (ii) Registration Statements on Form S-8 (Nos. 333-206811, 333-200228, 333-192555 and 333-218710), filed with the United States Securities and Exchange Commission, of the references to my name and the Technical Information in the MD&A.

/s/ Peter Montano
Peter Montano
Date: November 7, 2017